Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges was as follows for the periods presented:

	Successor	Predecessor	Successor	Predecessor
	Nine Months Ended September 30,		December 22 to December 31, 2010	January 1 to December 21, 2010	Fiscal Year Ended December 31,
	2011	2010			2009	2008	2007	2006
Earnings (loss) from continuing operations before income taxes	(61,602)	1,311	(6,007)	(8,990)	(18,810)	74,866	66,222	136,420
Less minority ownership (earnings) expense	—	—	—	—	—	—	—	—
Less (earnings) loss from equity investments	(345)	(131)	(19)	(48)	(526)	(644)	(79)	(569)
Plus dividends received from equity investments	263	270	—	428	455	420	1,155	1,114
Total fixed charges	49,437	34,627	1,062	53,359	65,847	37,095	52,606	27,144

	(12,247)	36,077	(4,964)	44,749	46,966	111,737	119,904	164,109

Fixed charges:
Long term rent	20,803	15,578	770	20,205	21,676	23,556	24,270	22,058

Portion representing interest	6,934	5,193	257	6,735	7,225	7,852	8,090	7,353

Interest expense — gross	42,503	29,434	805	46,624	58,622	29,243	44,516	19,791

Total fixed charges	49,437	34,627	1,062	53,359	65,847	37,095	52,606	27,144

Ratio of earnings to fixed charges (1)	—	1.0	—	—	—	3.0	2.3	6.0
Deficiency in fixed charge coverage ratio (2)	(61,684)		(6,026)	(8,610)	(18,881)

(1)	The ratio of earnings to fixed charges has been calculated based on financial information prepared in accordance with U.S. GAAP. For the purpose of calculating this ratio, earnings consist of earnings (losses) from continuing operations, less earnings (losses) from equity investments, plus dividends received from equity investees.

(2)	The above noted deficiency in fixed charge coverage ratio for the nine months ended September 30, 2011 was primarily the result of non-cash purchase price accounting related charges (primarily higher depreciation and amortization) of $42.1 million, the $10.4 million estimated margin impact of the second quarter flooding, $18.3 million in higher restructuring and severance related expenses and $12.3 million in lower gains on asset disposals than in the prior year. The 2010 deficiency was primarily caused by $14.0 million in acquisition expenses incurred in that year. The 2009 deficiency was primarily caused by the impacts of the recession, which began in 2008 on the Company’s higher margin business opportunities such as steel and chemicals due to lower industry demand.